

Mail Stop 7010

December 22, 2006

<u>via U.S. mail and facsimile</u>

John A. Sorel
Senior Vice President - Finance and
  Chief Financial Officer
Minerals Technologies Inc.
405 Lexington Avenue
New York, New York 10174-0002

> **RE: Minerals Technologies Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 8, 2006**
> **Forms 10-Q for the fiscal quarters ended April 2, 2006, July 2, 2006**
> **and October 1, 2006**
> **File No. 1-11430**

Dear Mr. Sorel:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

John A. Sorel
Minerals Technologies Inc.
December 22, 2006
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 14

Results of Operations, page 15

1. We note for most of your PCC contracts, which represents a significant portion of your net sales, that you make revenue adjustments in the fourth quarter to reflect actual volume sold. In future filings, please disclose the amount of such adjustments for each period presented or state that such adjustments are immaterial. Also refer to Item 302(A)(3) of Regulation S-K for additional guidance.

2. We note that you are supplying PCC at a location where your contract has expired as of December 31, 2005 and continues to be expired as of October 1, 2006. In future filings, please disclose the amount of assets that are at-risk of impairment and/or accelerated depreciation. Please also disclose the amount of revenues and profit at-risk, if material. This disclosure would also be relevant for those satellite facilities that have been closed during any of the periods presented in terms of lost revenues and profit. Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss." Please also refer to Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification for additional guidance.

Liquidity and Capital Resources, page 19

3. We note that accounts receivable increased 17.9% as of December 31, 2005 and inventories increased 12% as of December 31, 2005, whereas net sales increased 7.8% for fiscal year 2005. As such, please include an analysis of days sales outstanding and inventory turnover rates for each period presented and explain any material variances. Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.

Critical Accounting Policies, page 20

4. In future filings, please revise your pension benefits disclosure to state the impact of a plus or minus 1% change in the discount rate, expected return on plan assets, and rate of future compensation increases, as you have stated these are your significant assumptions used in estimating your pension benefits. Refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

Item 9A. Controls and Procedures, page 23

5. We note your statement that your chief executive officer and chief financial officer
    concluded that your disclosure controls and procedures "are effective in timely
    alerting them to material information relating to the Company (including its
    consolidated subsidiaries) required to be included in the Company's periodic filings
    with the SEC." Please confirm to us and revise in future filings your disclosure to
    clarify, if true, that your officers concluded that your disclosure controls and
    procedures are effective to ensure that information required to be disclosed by you in
    the reports that you file or submit under the Exchange Act is recorded, processed,
    summarized and reported, within the time periods specified in the Commission's rules
    and forms and to ensure that information required to be disclosed by an issuer in the
    reports that it files or submits under the Exchange Act is accumulated and
    communicated to your management, including its principal executive and principal
    financial officers, or persons performing similar functions, as appropriate to allow
    timely decisions regarding required disclosure. Otherwise, please simply conclude
    that your disclosure controls and procedures are effective or ineffective, whichever
    the case may be.

Consolidated Statements of Income, page F-3

6. We note your disclosure on page F-7 that you recognize revenues from tangible
    products and revenues from services. Please separately state net sales of tangible
    products, net sales from services, cost of tangible goods sold and cost of services on
    the face of the consolidated statements of income. Refer to Rules 5-03(b)(1) and (2)
    of Regulation S-X for guidance.

Note 1. Summary of Significant Accounting Policies, page F-6

Property, Plant and Equipment, page F-6

7. We have the following comments on your mining assets.
    * Please address for us supplementally and expand your disclosures in future filings
       to clarify that you have applied the guidance set forth in EITF 04-3, "Mining
       Assets: Impairment and Business Combinations" in connection with your
       impairment analysis of your mining assets.
    * We note that you deplete your mineral reserves using a unit-of-extraction basis.
       Please confirm to us and revise your disclosure to clarify in future filings that
       your units-of-extraction is based on proven and probable reserves as defined by
       Industry Guide 7.

Note 18. Litigation, page F-20

8. For your silica and asbestos cases, please revise your disclosure in future filings to
    include the following additional information:
    - A rollforward of cases for each of the periods presented (new cases, settlements,
      and dismissals);
    - The amount or range of amounts claimed for those cases with stated amounts; and
    - The aggregate costs and settlement amounts for each period presented, as
      applicable, including the amounts paid by those providing you with
      indemnifications, if any.

    Please provide us with the disclosure you intend to include in future filings. Refer to
    Question 2 of SAB Topic 5:Y for guidance.

Note 21. Accounting for Asset Retirement Obligations, page F-22

9. We note that your asset retirement obligations relate to your PCC satellite facilities
    and your mining properties. Based on your current disclosure, it is unclear whether
    your estimated asset retirement obligation includes all facilities and mining properties
    or whether you are currently unable to estimate the asset retirement obligation for
    certain facilities and mining properties. In future filings, please revise your disclosure
    to provide the following additional information regarding your asset retirement
    obligations:
    - The total number of facilities with retirement obligations and the number of
      facilities you have not yet recognized an asset retirement obligation.
    - The total number of mining properties with retirement obligations and the number
      of mining properties you have not yet recognized an asset retirement obligation.
    - For those facilities and mining properties that you have not yet recognized a
      liability, disclose why you are unable to provide for such an estimate, at what
      stage you will recognize an asset retirement obligation for the facility or mining
      property, and the potential range of cash flows, based on current costs, that would
      be required to settle your asset retirement obligations if they were settled in the
      near term.

    Please provide us with the disclosure you intend to include in future filings. Refer to
    SFAS 143 and FIN 47 for guidance.

10. Please tell us why you do not believe your accounting for asset retirement obligations
    does not require critical accounting estimates. If you subsequently determine that
    your asset retirement obligations require critical accounting estimates, please provide
    us with the disclosure you intend to include in future filings. Please note that such
    disclosure should include the material assumptions you have made in estimating your
    asset retirement obligations and a sensitivity analysis of those assumptions on your
    asset retirement obligation. Refer to Section 501.14 of the Financial Reporting
    Codification for guidance.

Form 10-Q for the Fiscal Quarter Ended October 1, 2006

11. In future quarterly review filings, please disclose all material contingencies even if changes have not occurred since year-end. Refer to Rule 10-01, paragraph (a)(5) of Article 10 of Regulation S-X.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant